Exhibit 99.1

November 3, 2026

Triple Flag Announces Strong Growth in Operating Cash Flow per Share in Q3 2026

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced strong results for the third quarter of 2026 and declared a dividend of US$0.06 per common share to be paid on December 15, 2026. Unless otherwise indicated, all amounts are expressed in US dollars.

“Triple Flag delivered another strong quarter, driven by operating cash flow per share of $0.45, up 15% year-over-year. We remain on track to achieve sales between the mid to top half of our increased 2026 guidance of 100,000 to 110,000 GEOs,” commented Sheldon Vanderkooy, CEO.

“Top tier operators also continued to advance the development of assets within our large and diversified portfolio. Firstly, we congratulate SSR Mining on its recent announcement that it will acquire the Converse project. SSR Mining’s acquisition will establish a clear path to production for our royalty at Converse as an extension of the Marigold Complex in Nevada, with annual production of 150 to 170 thousand ounces of gold over more than 10 years. We also recently saw first gold poured ahead of schedule at Koné this past September, with GEOs from this royalty ramping up through 2027. We are also pleased to see Prieska advance into development, with production from the first phase expected by the end of 2027.”

“At Polo Sur, Antofagasta is evaluating the inclusion of oxide material in Centinela’s near-term mine plan, which could bring forward GEOs that we had expected only beyond 2030. And finally, at Northparkes, we continue to expect impressive long-term growth from our flagship asset as Evolution advances a mill expansion study that will evaluate higher throughput of 10 to 11 Mtpa to accelerate processing of its significant resource base.”

“Looking ahead, our deal pipeline is robust, and we have in excess of $1.1 billion in available liquidity to pursue accretive opportunities. As part of our rigorous capital allocation framework, Triple Flag repurchased a further $20 million of shares during the third quarter under our normal course issuer bid.”

Q3 2026 Financial Highlights

	Q3 2026	Q3 2025
Revenue	$106.7 million	$93.5 million
Gold Equivalent Ounces (“GEOs”)[1]	25,030	27,037
Net Earnings (per share)	$64.2 million ($0.31)	$61.9 million ($0.30)
Adjusted Net Earnings[2] (per share)	$53.1 million ($0.26)	$49.3 million ($0.24)
Operating Cash Flow	$92.0 million	$81.4 million
Operating Cash Flow per Share	$0.45	$0.39
Adjusted EBITDA[3]	$93.7 million	$77.2 million
Asset Margin[4]	93%	93%

GEOs Sold by Commodity and Revenue by Commodity

	Three Months Ended September 30
	2026	2025
GEOs[1]
Gold	16,519	19,664
Silver	7,530	7,373
Copper and other	981	-
Total	25,030	27,037

Revenue ($ thousands)
Gold	70,409	67,972
Silver	32,092	25,484
Copper and other	4,181	-
Total	106,682	93,456

Corporate Updates

•	2026 GEOs Guidance and 2030 Outlook Maintained: Triple Flag remains on track to achieve sales between the midpoint and high end of its increased guidance for 2026 of 100,000 to 110,000 GEOs.

Our 2030 outlook of 150,000 to 160,000 GEOs remains unchanged.

•	Quarterly Dividend Declared of $0.06: Triple Flag’s Board of Directors approved the declaration of a quarterly cash dividend of $0.06 per common share that will be paid on December 15, 2026, to shareholders of record at the close of business on November 30, 2026.

•	$20 Million of Shares Repurchased in Q3 2026: Triple Flag renewed its normal course issuer bid (“NCIB”) during the fourth quarter of 2025 in accordance with a disciplined capital allocation strategy focused on balance sheet management, returns to shareholders and accretive growth opportunities. During the period from November 17, 2025, to November 16, 2026, Triple Flag is authorized to purchase up to 10,328,075 of its common shares, representing 5% of the Company’s issued and outstanding common shares at the time of the NCIB renewal.

In the third quarter of 2026, Triple Flag bought back 614,880 shares in the open market for $20 million.

Cumulatively since November 17, 2025, Triple Flag bought back 1,280,139 shares in the open market for approximately $42 million.

Quarterly Portfolio Updates

Australia:

•	Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q3 2026 were 4,133 GEOs.

Near-to-medium term. In August 2026, Evolution Mining Limited (“Evolution”) released gold production guidance for Northparkes of 20,000 to 25,000 ounces (reflecting Evolution’s 80% interest) for its fiscal year ending June 30, 2027, equivalent to 25,000 to 31,250 ounces on a 100% basis. Gold production from the E48 sub-level cave is continuing its ramp up through 2026 and 2027.

The coarse particle flotation project is on track to deliver an approximately 2% increase in metal recoveries, combined with a 0.5 million tonnes per annum (“Mtpa”) increase in mill throughput at Northparkes by mid-2028. Separately in October 2026, Evolution approved the concentrate regrind and filtration project at Northparkes, which is scheduled to be completed by the third quarter of 2028. Upon commissioning, gold recoveries should increase by a further 2%.

Long-term. In September 2026, Evolution hosted its 2026 investor briefing, which highlighted that the E22 block cave and related life-of-mine infrastructure, including twin declines and materials handling, are designed to support an underground mining capacity of 11 Mtpa at Northparkes. Development achieved to date includes the commencement of the twin decline box cut as well as the E48 to E22 access drive. Evolution continues to expect initial production from the E22 block cave by the end of its fiscal year 2030.

The mill expansion study at Northparkes remains on track for completion by the end of Evolution's fiscal year 2027, but also now contemplates a base case of 10 to 11 Mtpa of processing capacity, up from approximately 7.5 Mtpa currently. Mill expansion is the key driver to unlock significant growth at Northparkes by accelerating ore source sequencing from the asset’s large Measured and Indicated resource base of 575 million tonnesi. To support the increase in mill capacity, pre-feasibility and concept studies on the MJH block cave, Major Tom and E51 open pits, as well as the E48L2, E26L3 and GRP block caves are on track for completion by the end of June 2027.

As previously announced, Triple Flag has committed to invest $84.3 million toward the development of the gold-dominant E44 deposit at Northparkes, with the payment scheduled to be made in December 2026. As E44 was previously not included in the life-of-mine plan, this investment has unlocked significant incremental value for Triple Flag’s shareholders and is underpinned by guaranteed minimum deliveries of 45,052 ounces of gold and 446,200 ounces of silver over the 2030 to 2037 period. A pre-feasibility study on the development of E44 is expected to be completed by the end of June 2027.

•	Ravenswood (5.5% gold stream): Sales from Ravenswood in Q3 2026 were 1,491 GEOs, reflecting the first quarter of deliveries under the gold stream acquired in June 2026.

Ravenswood is one of the 10 largest gold mines in Australia by ore reserves, with a long history of continuous operation, and is expected to produce more than 200 thousand ounces of gold per annum at steady state. In-pit and near-mine exploration upside presents a significant opportunity to extend the mine life across a large and prospective 1,800 km2 land package.

•	Beta Hunt (3.25% GR gold royalty and 1.5% NSR gold royalty): Royalties from Beta Hunt in Q3 2026 equated to 1,122 GEOs.

In September 2026, Westgold Resources Limited (“Westgold”) released a three-year outlook, with production from Beta Hunt expected to remain broadly stable over this period. Grades at Beta Hunt are also expected to moderate as the mine plan shifts toward a greater contribution from bulk mining methods, offset by higher productivity and lower unit mining costs.

Notably, the Fletcher Zone discovery of Beta Hunt is not included in Westgold's three-year outlook and represents a significant organic growth opportunity as a third mining front for the asset. An expansion study, which reflects the mining of the Fletcher Zone, is expected to be completed by the end of the first quarter of 2027. This study will evaluate two development scenarios: the construction of a new 4.0 Mtpa processing hub closer to Beta Hunt, which would increase total Southern Goldfields milling capacity to approximately 5.6 Mtpa, or an expansion of the existing Higginsville 1.6 Mtpa mill to treat 4.0 Mtpa of ore from Beta Hunt (including the Fletcher Zone). Westgold has indicated that current conceptual studies for the Fletcher Zone could add approximately 140 thousand ounces of gold per year to company-wide production beyond 2030.

In August 2026, Westgold declared a maiden ore reserve for the Fletcher Zone of 13.5 million tonnes at 2.6 g/t Au for 1.1 million ouncesii, with approximately 74% of Indicated resource ounces converted to reserves. The updated Fletcher resource now stands at 18.0 million tonnes at 2.7 g/t Au for 1.6 million ounces in the Indicated category, and 22.1 million tonnes at 2.1 g/t Au for 1.5 million ounces in the Inferred categoryii. Seven rigs continue to turn at Beta Hunt, including six at the Fletcher Zone.

•	Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q3 2026 equated to 796 GEOs.

Agnico Eagle Mines Limited (“Agnico Eagle”) continues to expect Fosterville to produce between 140 and 160 thousand ounces of gold in each of 2026 and 2027, increasing to a new steady-state of 160 to 190 thousand ounces in 2028 following the completion of mining and processing initiatives that will drive a 65% boost in throughput to 3,300 tpd.

During the third quarter, work continued on the upgrade of the grinding circuit and the installation of a new BIOX tank at Fosterville.

•	Henty (3.0% GR gold royalty): Royalties from Henty in Q3 2026 equated to 175 GEOs.

In September 2026, Kaiser Reef Limited ("Kaiser Reef") released an updated resource and reserve estimate for the Henty gold mine in Tasmania. Ore reserves were fully replaced, maintaining a reserve-only mine life of approximately six years.

Mineral resources now total 3.49 million tonnes at 3.27 g/t Au for 366 thousand ounces in the Indicated category, with 0.74 million tonnes at 2.61 g/t Au for 62 thousand ounces in the Inferred categoryiii. A second diamond drill rig focused on mine life extension drilling continues to turn.

Latin America:

•	Cerro Lindo (25% silver stream): Sales from Cerro Lindo in Q3 2026 were 2,888 GEOs.

In August 2026, Votorantim S.A. (“Votorantim”) agreed to sell its controlling interest in Nexa Resources S.A. (“Nexa”) to Boliden AB (“Boliden”). Following completion of the sale, expected in the first quarter of 2027, Boliden will own approximately 65% of Nexa.

As one of the global leaders in zinc mining and smelting with a century-long track record, Triple Flag views Boliden as a strong operator of Cerro Lindo. We look forward to working with Boliden on its operational and capital allocation initiatives for the Nexa portfolio.

Boliden is a Stockholm-listed, mining and smelting company producing primarily zinc and copper, plus nickel, lead, gold and silver. Its current operations are located in Sweden, Finland, Ireland and Portugal with five smelters in Sweden, Finland and Norway. Flagship assets include Aitik, Garpenberg, and Tara (Europe's largest zinc mine).

•	Buriticá (100% silver stream, fixed ratio to gold): Sales from Buriticá in Q3 2026 were 2,114 GEOs.

Zijin Gold International Company Limited (“Zijin Gold”) continues to expect throughput at Buriticá to ramp up to 5,000 tpd in 2028 – a material increase from current throughput of 4,000 tpd and Triple Flag’s initial investment base case of 3,000 tpd. Zijin Gold expects 2026 gold production at Buriticá of 9.2 tonnes (approximately 300 thousand ounces of gold).

Despite the ongoing presence of illegal miners, Buriticá has been able to maintain overall steady operations. The operator continues to engage closely with the surrounding community on illegal mining with support from national institutions.

•	Camino Rojo (2.0% NSR gold royalty on oxides): Royalties from Camino Rojo in Q3 2026 equated to 379 GEOs.

On July 31, 2026, Equinox Gold Corp. ("Equinox") completed its business combination with Orla Mining Ltd. ("Orla"), creating a new senior gold producer with expected annual production of approximately 1.1 million ounces of gold. Camino Rojo is now operated by Equinox.

In August 2026, Equinox released updated 2026 guidance, reflecting five attributable months of expected contribution from Camino Rojo of 55 to 65 thousand ounces of gold.

•	Arcata (5% silver and gold streams): Sales from Arcata in Q3 2026 were 293 GEOs. The Arcata silver and gold mine in Peru was restarted during the fourth quarter of 2025, in line with operator guidance.

Sierra Precious Metals S.A.C., the operator, is restarting Arcata in multiple phases for a ramp-up to steady state throughput of 2,500 tpd. The development of Arcata continues to progress, with dewatering ongoing to deliver higher mining rates from the underground by mid-2027.

•	Tres Quebradas (0.5% GR lithium royalty): Royalties from Tres Quebradas in Q3 2026 equated to 144 GEOs.

The current Phase 1 nameplate capacity is 20,000 tonnes per annum (“tpa”) of lithium carbonate equivalent (“LCE”), which Zijin Mining Group Co., Ltd. (“Zijin”) plans to increase to 30,000 tpa through technical upgrades.

In July 2026, an expansion known as Phase 2 was approved under Argentina's Incentive Regime for Large Investments (“RIGI”), which is designed to increase nameplate capacity at Tres Quebradas by a further 40,000 tpa. We expect steady-state GEOs from Phase 2 to commence in the early 2030s.

•	Minera Florida (0.8% and 1.5% NSR gold royalty): Royalties from Minera Florida in Q3 2026 equated to 116 GEOs.

In September 2026, Pan American Silver Corp. ("Pan American") reported updated reserves and resources, with Minera Florida adding 27.5 thousand ounces of contained gold to Proven and Probable reserves, net of mining depletion, driven by successful infill drilling on the Maqui and Mila zones and improved economics.

Current Proven and Probable reserves at Minera Florida total 3.1 million tonnes grading 2.99 g/t Au containing 298 thousand ouncesiv. Measured and Indicated resources (exclusive) total 3.7 million tonnes grading 2.55 g/t Au containing 306 thousand ounces, with Inferred resources of 6.4 million tonnes grading 2.73 g/t Au containing 560 thousand ouncesiv.

Pan American's 2026 production guidance for Minera Florida is 66 to 71 thousand ounces of gold.

•	Era Dorada (1.0% NSR gold and silver royalty): In October 2026, Aura Minerals Inc. (“Aura”) announced that construction of the Era Dorada underground gold project in Guatemala remains on time and on budget, with overall physical progress at 13.1%. Earthworks are complete, civil works for the mill and CIP tanks are advancing, and main equipment has been contracted. Underground development is underway, with the mining contractor now 60% mobilized, delineation drilling in progress, and mine underground equipment already on site.

Over a nearly 17-year mine life, Era Dorada is designed to produce 104 thousand ounces of gold per year. Aura expects Era Dorada to commence operations in the first half of 2028.

•	Ana Paula (2.0% NSR gold and silver royalty): In September 2026, Heliostar Metals Ltd. ("Heliostar") provided a progress update on the feasibility study for its 100%-owned Ana Paula project in Guerrero, Mexico. The feasibility study is 34% complete and remains on track for completion in the second quarter of 2027, supporting a construction decision in mid-2027. First gold production is expected by the end of 2028. Heliostar is targeting a minimum 10-year mine life averaging 100 thousand ounces of gold production per year at Ana Paula.

A new environmental permit application for an underground-only operation was submitted in October 2026. Heliostar expects to finance construction from the free cash flow generated by its two operating mines (La Colorada and San Agustin), project debt as well as cash on hand of $43 million as of June 30, 2026.

•	Polo Sur (1.0% NSR copper royalty): Polo Sur is a large, porphyry copper deposit that is 100%-owned by Antofagasta plc and located near its Centinela operation in Chile.

In July 2026, Minera Centinela, a subsidiary of Antofagasta, announced the potential inclusion of oxide material from Polo Sur into Centinela’s near-term mine plan to extend the life of the operation’s hydrometallurgical circuit. Triple Flag currently only expects GEOs from Polo Sur to start contributing beyond 2030 and therefore, this development could represent earlier than expected GEOs from this royalty asset.

North America – Producing:

•	Johnson Camp Mine (3.5% to 16.5% copper stream on oxide material and 3.0% GR copper royalty): Sales from our stream and royalty interests in Johnson Camp Mine (“JCM”) equated to 695 GEOs and 142 GEOs, respectively, in Q3 2026.

In September 2026, Gunnison Copper Corp. ("Gunnison Copper") announced that JCM achieved commercial production, following record monthly production of approximately 1.3 million pounds of copper cathode in August 2026. Gunnison Copper continues to ramp up JCM towards annual nameplate capacity of 25 million pounds of copper cathode.

•	Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q3 2026 equated to 510 GEOs.

Following the seismic events reported in June 2026, Alamos Gold Inc. ("Alamos") expects underground mining rates at Young-Davidson to average approximately 5,000 tonnes per day for the remainder of the year. To support a steady increase in mining rates through 2027 and 2028, Alamos is advancing rehabilitation work and implementing enhanced ground support in the lower portion of Young-Davidson, and is working on an updated mine plan designed to minimize rock stress.

2026 gold production guidance for Young-Davidson is 100 to 115 thousand ounces, with three-year guidance expected to be released in early 2027 reflecting an updated mine plan.

•	Florida Canyon (3.0% NSR gold royalty): Royalties from Florida Canyon in Q3 2026 equated to 576 GEOs. Integra Resources Corp.’s (“Integra”) 2026 production guidance for Florida Canyon is 70 to 75 thousand ounces of gold.

In July 2026, a technical report for an updated life-of-mine plan at Florida Canyon was filed, which highlighted average annual gold production of approximately 82,000 ounces per year and a reserve life ending in 2033.

•	Kensington (1.25% NSR gold royalty): Royalties from Kensington in Q3 2026 equated to 319 GEOs. Coeur Mining, Inc.’s (“Coeur”) 2026 production guidance for Kensington is 98 to 110 thousand ounces of gold.

Starting in 2027, Triple Flag’s NSR royalty on Kensington steps up to a rate of 1.50%.

•	Eagle River Complex (0.5% NSR gold royalty): Royalties from Eagle River in Q3 2026 equated to 111 GEOs. In August 2026, Wesdome Gold Mines Ltd. ("Wesdome") filed an updated technical report for Eagle River, establishing a long-life, reserve-based eight-year mine plan that extends to 2033.

Wesdome’s 2026 production guidance for Eagle River is 105 to 115 thousand ounces of gold.

North America – Development:

•	Arthur (1.0% NSR gold and silver royalty) and Mother Lode (2.0% NSR gold and silver royalty): In September 2026, AngloGold Ashanti plc (“AngloGold”) hosted an investor site visit to the Beatty district, outlining the path to production for the Arthur oxide project in Nevada. A mine plan of operations is scheduled to be submitted in the first half of 2027, followed by completion of a feasibility study scheduled for the first half of 2028, and a Record of Decision by the end of 2028.

First gold pour is expected in 2033 and based on resource growth potential, AngloGold is “targeting decades of sustained production at approximately 500 thousand ounces of gold per annum” into the 2050s for the Arthur projectv.

Longer-term, AngloGold highlighted that the Mother Lode deposit of the Beatty district is expected to serve as long-term mill feed to the Arthur plant as a high-grade resource that currently has an Inferred mineral resource of 1.7 million ounces of goldv.

•	Hope Bay (1.0% NSR gold royalty): Construction activities at Agnico Eagle's Hope Bay underground gold project in Nunavut continue to ramp up. As of September 30, 2026, overall construction was approximately 13% complete.

Based on a May 2026 PEA, Hope Bay is designed to produce between 400 and 435 thousand ounces of gold per year over an initial 11-year mine life, with production commencing in 2030 from the Patch 7, Doris and Madrid mining fronts.

Notably, the PEA mine plan only incorporates approximately 55% of current Measured and Indicated resources and approximately 48% of Inferred resources at Hope Bay, providing significant upside potential across the 80-kilometer greenstone belt from Doris to Boston.

Exploration is ongoing, with Agnico Eagle planning to drill over 700,000 meters of surface and underground drilling and test more than 90 regional targets over the next five years. This includes the first drill program at the Boston deposit since Agnico Eagle acquired Hope Bay in 2021. Boston was not included in the May 2026 PEA and is located 50 kilometers south of Madrid.

An internal pre-feasibility study for Hope Bay is expected to be completed by the end of 2026, which is anticipated to benefit from recent exploration success and drive a significant upgrade of mineral resources to mineral reserves.

•	Eskay Creek (0.5% NSR gold and silver royalty): Construction of the Eskay Creek gold and silver project in British Columbia was over 75% complete as of September 30, 2026. Ore mining and stockpiling ahead of commissioning is planned to commence in the fourth quarter of 2026. Initial production is on track for the second quarter of 2027.

Based on the current feasibility study, Eskay Creek is designed to produce 320 thousand gold equivalent ounces annually over a 12-year mine life. Skeena Resources Limited (“Skeena”) expects to release an updated technical report for Eskay Creek in the first quarter of 2027.

•	Queensway (0.2% to 0.5% NSR gold royalty): The Queensway open pit and underground gold project is located in Newfoundland, Canada, and is operated by New Found Gold Corp. (“New Found”).

Based on an October 2026 preliminary economic assessment (“PEA”), Queensway is designed to produce 1.7 million ounces of gold over a 15-year mine life across three phases. Construction of the first phase of open pit operations (“Phase 1”) is fully funded to production following the C$220 million financing package completed in April 2026. Milling of open pit material is planned to commence at the expanded Pine Cove mill in the fourth quarter of 2027, with Phase 1 expected to produce approximately 104 thousand ounces of gold per year from 2028 to 2030.

Next steps for Queensway include the completion of permitting, culminating in a Surface and Mining Lease by mid-2027.

•	South Railroad (2.0% NSR gold and silver royalty, partial coverage): In August 2026, Equinox announced that the U.S. Bureau of Land Management issued a positive Record of Decision for South Railroad, marking the completion of federal permitting under the National Environmental Policy Act (“NEPA”) for this FAST-41 Covered Project.

With the Record of Decision issued, early works construction has begun, and applications for key state permits and water rights have been submitted. Initial mining activities are scheduled to start in spring 2027, with first gold production on track for 2028.

South Railroad is an open pit, heap leach project in Nevada that is designed to produce an average of 104 thousand ounces of gold annually over a 10-year mine life based on the current feasibility study.

•	Goldfield (5.0% NSR gold royalty on the Gemfield deposit): In October 2026, Centerra Gold Inc. (“Centerra”) announced that it has received the main permits for the Gemfield deposit of the Goldfield heap leach project in Nevada, with first production on track for late 2028.

Triple Flag’s royalty coverage at Goldfield is on the Gemfield deposit, which represents approximately 80% of the project’s life-of-mine production. Based on the August 2025 technical study, over an approximately seven-year mine life, Goldfield is expected to produce an average of over 100 thousand ounces of gold per year from 2029 to 2032, followed by 47 thousand ounces of gold in 2033 and 29 thousand ounces of gold in 2034.

•	DeLamar (2.5% NSR gold and silver royalty, partial coverage): As a FAST-41 Covered Project in accordance with NEPA, a Notice of Intent was published for the DeLamar gold and silver heap leach project in Idaho in May 2026 to commence the federal permitting process. A Record of Decision for DeLamar remains on track for publication in the second half of 2027. Integra expects project financing to be completed for DeLamar in 2027, with construction commencing in the third quarter of 2028.

Further upside at DeLamar exists from the large sulphide resource currently not included in the 2025 feasibility study, as well as near-mine expansion opportunities.

•	Marigold Complex (Buffalo Valley) (3.0% NSR gold royalty and 0.35% NSR gold royalty): In October 2026, SSR Mining Inc. ("SSR Mining") released an updated technical report summary for the Marigold Complex in Nevada, including a maiden mine plan for the Buffalo Valley deposit that is located approximately 24 kilometers southwest of the main infrastructure at Marigold.

Following the completion of permitting, first production from Buffalo Valley is expected in 2029 from a standalone heap leach facility designed to accommodate stacking rates of up to 14 Mtpa. Based on Probable reserves of 45.3 million tonnes at 0.46 g/t Au containing 0.67 million ouncesvi, Buffalo Valley is currently expected to operate for over five years.

The Marigold Complex has operated since 1989 and has produced over five million ounces of gold. SSR Mining has extensive experience in permitting and operating mines in Nevada, a jurisdiction with a well-defined permitting path.

•	Marigold Complex (Converse) (5.0% NSR gold and silver royalty, partial coverage): In October 2026, SSR Mining announced a definitive agreement to acquire Roxmore Resources Inc. ("Roxmore") and its Converse heap leach gold project, located six kilometers west of SSR Mining's Marigold Complex in Nevada. The all-cash transaction will be funded from SSR Mining's existing cash position and is expected to close in the fourth quarter of 2026.

SSR Mining envisions the development of Converse as an extension of the Marigold Complex, following construction of the Buffalo Valley deposit as described above. First gold pour from Converse is expected in 2033, with an annual production profile of 150 to 170 thousand ounces over more than 10 years.

•	Tamarack (1.71% NSR nickel, copper and cobalt royalty): In September 2026, Talon Metals Corp. ("Talon") released a high-grade assay from the longest massive sulphide intercept drilled to date at the Vault Zone of the Tamarack project in Minnesota. The drill hole intersected 46.43 meters grading 27.39% NiEq or 54.78% CuEq. This exceptional intercept highlights the district-scale potential of Tamarack, and supports our thesis of significant resource expansion for the asset.

Separately in September 2026, Talon announced that the existing Humboldt mill of the operating Eagle nickel mine in Michigan will be the processing location for Tamarack ore. The feasibility study for Tamarack, which will reflect processing at the Humboldt mill, is expected to be completed in the fourth quarter of 2026.

•	Fenn-Gib (1.0% to 1.5% NSR gold royalty): Fenn-Gib is a gold project, 100%-owned and operated by Mayfair Gold Corp. (“Mayfair”), which straddles the Pipestone Fault in the Timmins region of Northern Ontario. In November 2026, Fenn-Gib was selected as a designated project under the Government of Ontario’s “One Project, One Process” framework. Through this framework, Mayfair expects to secure the permits required to make a construction decision as early as 2028.

Based on a January 2026 pre-feasibility study, Fenn-Gib is designed to produce 64 thousand ounces of gold per year over a 14-year mine life. Initial production is expected in 2030.

•	Gunnison Copper Project (3.5% to 16.5% copper stream on oxide material and 3.0% GR copper royalty): In September 2026, Gunnison Copper submitted an application to amend the Mined Land Reclamation Plan (“MLRP”) permit for the flagship Gunnison project in Arizona. The MLRP amendment is one of three key state permit amendments required to fully permit the project by mid-2028, together with the Aquifer Protection Permit and the Air Quality Permit. The operator expects the MLRP amendment to be approved by the end of 2026.

Based on a February 2026 PEA, the Gunnison copper project is designed as a conventional open pit, heap leach operation producing copper cathode. Over a 21-year mine life, the project is expected to produce 152 million pounds of copper per annum.

Next steps include the delivery of a pre-feasibility study and the receipt of all key permits under a state-led process, which are expected to be completed by the first half of 2028. Subject to the completion of project financing, the operator expects first copper production in 2032.

•	Heva-Hosco (0.5% NSR gold royalty): In September 2026, Orezone Gold Corporation ("Orezone") announced that a PEA for the Heva-Hosco gold project in Quebec was expected to be completed in the fourth quarter of 2026. Together with the Casa Berardi producing mine, Orezone acquired Heva-Hosco from Hecla Mining Company in March 2026.

•	Silvertip (2.5% NSR silver, zinc, lead royalty): In September 2026, Coeur announced that a pre-feasibility study for the Silvertip restart project is expected to be completed in early 2027. Scout and expansion drilling is ongoing and focused on resource expansion.

•	Rosebud (3.0% NSR gold and silver royalty): In October 2026, Blossom Gold Inc. announced that an updated resource estimate for the Rosebud open pit gold and silver project in Nevada is expected to be completed in the first quarter of 2027, with ongoing permitting initiatives on track to support a potential start of construction in 2029.

Rest of World:

•	Impala Bafokeng (70% gold stream): Sales from Impala Bafokeng in Q3 2026 were 1,694 GEOs. Development of the asset’s value driver, Styldrift, remains ongoing to deliver improved efficiencies from a ramp up of the shaft to a steady-state of 230 thousand tonnes per month.

Separately, Impala Platinum Holdings Limited (“Implats”) is advancing feasibility studies for the UG2 extension at the BRPM North Shaft.

•	Agbaou (3.0% gold stream and 2.5% NSR gold royalty) and Bonikro (3.0% gold stream): Sales from our stream and royalty interests in Agbaou equated to 472 GEOs and 366 GEOs in Q3 2026, respectively. Sales from our stream interest in Bonikro equated to 801 GEOs in Q3 2026.

In July 2026, Allied Gold Corporation (“Allied”) announced that mineral reserves at Agbaou are expected to increase by more than 60% from year-end 2025, with the reserve mine life extended to 2030. This announcement follows Allied’s updated life-of-mine plan for Bonikro, which was released in June 2026, and showcases a reserve mine life until 2036.

Allied's strategic target for its Côte d'Ivoire complex (Agbaou and Bonikro) is 200 thousand ounces of gold per year with a reserve mine life of at least ten years.

•	Koné (2.0% NSR gold royalty, partial coverage): In September 2026, Montage Gold Corp. ("Montage") achieved first gold pour at the Koné mine in Côte d'Ivoire – on budget and ahead of the previously announced timeline of production from the oxide circuit in late 2026.

The hard rock comminution circuit is on track to be commissioned in the second quarter of 2027. Recent development updates include the successful installation of all major mill components, oxide sizer completion, and advancement of civil works on the hard-rock comminution circuit.

Montage expects to release an updated life-of-mine plan alongside the year-end reserves and resources update.

•	Prieska (0.8% GR copper, zinc, gold and silver royalty): In February 2026, Orion Minerals Limited (“Orion”) announced that it has signed a binding agreement with Glencore plc (“Glencore”) for a prepayment facility of $250 million for the fully permitted Prieska copper-zinc project in South Africa. Development of Prieska is currently based on a two-phase development approach, including the mining of a near-surface supergene sulphide zone to be accessed from an existing decline, referred to as the Uppers Phase, followed by a second phase of deeper mining that leverages an existing mine shaft, referred to as the Deeps Phase. Collectively, the two phases are designed to produce total metal-in-concentrate of 213 thousand tonnes of copper and 611 thousand tonnes of zinc over a 13-year mine life.

In October 2026, Orion announced that the first $40 million tranche of the Glencore prepayment facility, which will fund the development of the Uppers Phase, had become available following the execution of final offtake and intercreditor agreements. The first drawdown is expected in November 2026, followed by the commencement of early works. Full construction of the Uppers Phase is expected to start in January 2027, with Orion targeting first production by the end of 2027.

Triple Flag has the right to acquire a fixed ratio gold and silver stream on Prieska for $80 million, to be drawn down in tranches alongside other sources of funding during various stages of development. Among other events, this is conditional upon South African regulatory approvals, the mine development for the Deeps Phase being fully funded, and finalization of an executable mine plan to Triple Flag’s satisfaction.

Conference Call Details

A conference call and live webcast presentation will be held on November 4, 2026, starting at 9:00 a.m. ET to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/949514033

Dial-In Details:	Toll-Free (North America): +1 (833) 461-5787 International Toll: +1 (585) 542-9983 or +1 (626) 884-3620 Meeting ID: 949 514 033

Replay (Until November 18):	Toll-Free (North America): +1 (833) 309-1852 International Toll: +1 (929) 828-5978 Meeting ID: 949 514 033

About Triple Flag Precious Metals Corp.

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 242 assets, consisting of 17 streams and 225 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 38 producing mines and 204 development and exploration stage projects and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the Company’s annual and five-year guidance, operational and corporate developments for the Company; developments, outlook, upside and growth potential in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests, strengths, characteristics; the payment of a dividend by the Company; the conduct of the conference call to discuss the financial results for the third quarter of 2026; our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs and other guidance); and expectations with respect to the completion and timing of any report, guidance, study or other disclosure to be made by the operators of the mines, projects or properties that underlie the Company’s interests. Our assessments of and expectations for future periods described in this news release, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied.

Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information.

Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our annual information form, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and Inferred Resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

	Three months ended September 30,
($ thousands, except average gold price and GEOs information)	2026	2025
Revenue	106,682	93,456
Average gold price per ounce	4,262	3,457
GEOs	25,030	27,037

GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix.

Endnote 2: Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

•	impairment charges, write-downs, and reversals, including expected credit losses;

•	gain/loss on sale or disposal of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments, prepaid gold interests and other;

•	other non-recurring charges; and

•	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposal of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests and other, and other non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded by reconciling the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended September 30,
($ thousands, except share and per share information)	2026	2025
Net earnings	$64,240	$61,916
Impairment reversal[1]	—	(1,800)
Gain on disposal of mineral interests[2]	(1,800)	(1,356)
Foreign currency translation loss	128	490
Increase in fair value of investments, prepaid gold interests and other	(11,710)	(13,013)
Income tax effect	2,279	3,055
Adjusted net earnings	$53,137	$49,292
Weighted average shares outstanding – basic	205,987,675	206,044,876
Net earnings per share	$0.31	$0.30
Adjusted net earnings per share	$0.26	$0.24

1.	Impairment reversal for the three months ended September 30, 2025 is due to a reversal of impairment losses relating to previous impairments taken on the Elevation loan receivables, following a recovery under a formal CCAA process.

2.	Gain on disposal of mineral interests for the three months ended September 30, 2026 is due to the Talon royalty buydown reducing the royalty rate from 1.0% to 0.6% for $5.0 million, resulting in a gain of $1.8 million. Gain on disposal of mineral interests for the three months ended September 30, 2025 is due to the Abcourt royalty buydown reducing the royalty rate from 2.0% to 1.5% for $2.0 million, resulting in a gain of $1.4 million.

Endnote 3: Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense;

•	finance costs, net;

•	depletion and amortization;

•	impairment charges, write-downs, and reversals, including expected credit losses;

•	gain/loss on sale or disposal of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments, prepaid gold interests and other;

•	non-cash cost of sales related to prepaid gold interests and other; and

•	other non-recurring charges.

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposal of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests and other, non-cash cost of sales related to prepaid gold interests and other and other non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended September 30,
($ thousands)	2026	2025
Net earnings	$64,240	$61,916
Finance costs, net	3,651	1,382
Income tax expense	5,882	6,981
Depletion and amortization	18,698	18,714
Impairment reversal[1]	—	(1,800)
Non-cash cost of sales related to prepaid gold interests and other	14,651	3,839
Gain on disposal of mineral interests[2]	(1,800)	(1,356)
Foreign currency translation loss	128	490
Increase in fair value of investments, prepaid gold interests and other	(11,710)	(13,013)
Adjusted EBITDA	$93,740	$77,153

1 Impairment reversal for the three months ended September 30, 2025 is due to a reversal of impairment losses relating to previous impairments taken on the Elevation loan receivables, following a recovery under a formal CCAA process.

2 Gain on disposal of mineral interests for the three months ended September 30, 2026 is due to the Talon royalty buydown reducing the royalty rate from 1.0% to 0.6% for $5.0 million, resulting in a gain of $1.8 million. Gain on disposal of mineral interests for the three months ended September 30, 2025 is due to the Abcourt royalty buydown reducing the royalty rate from 2.0% to 1.5% for $2.0 million, resulting in a gain of $1.4 million.

Endnote 4: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended September 30,
($ thousands except Gross profit margin and Asset margin)	2026	2025
Revenue	$106,682	$93,456
Less: Cost of sales	(40,368)	(29,397)
Gross profit	66,314	64,059
Gross profit margin	62%	69%
Gross profit	$66,314	$64,059
Add: Depletion	18,632	18,628
Add: Non-cash cost of sales related to prepaid gold interests and other	14,651	3,839
	99,597	86,526
Revenue	106,682	93,456
Asset margin	93%	93%

i Presented on a 100% basis as at December 31, 2025. Refer to Evolution Mining’s announcement, “ANNUAL MINERAL RESOURCES AND ORE RESERVES STATEMENT”, published on May 1, 2026.

ii Refer to Westgold’s announcement, “1.1Moz Maiden Fletcher Ore Reserve”, published on August 18, 2026.

iii Refer to Kaiser Reef’s announcement, “HENTY 2026 RESOURCE & RESERVE UPDATE”, published on September 7, 2026.

iv Refer to Pan American’s announcement, “Pan American Silver Reports Mineral Reserves and Mineral Resources as at June 30, 2026”, published on September 16, 2026.

v Refer to AngloGold Ashanti’s presentation, “Building Nevada's Next Prolific Gold District”, published on September 25, 2026.

vi Refer to SSR Mining’s announcement, “SSR MINING ANNOUNCES 20-YEAR LIFE OF MINE PLAN FOR MARIGOLD BASED ON EXPANDED 4.6 MILLION OUNCE MINERAL RESERVE”, published on October 13, 2026.